Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated December 14, 2005

VODAFONE GROUP

PUBLIC LIMITED COMPANY

(Exact name of registrant as specified in its charter)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82_______________

This Report on Form 6-K contains a news release issued by Vodafone Group Plc on December 13, 2005, entitled “ACQUISITION OF THE ASSETS OF TELSIM IN TURKEY”.

13 December 2005

ACQUISITION OF THE ASSETS OF TELSIM IN TURKEY

Vodafone announces that it has agreed to acquire Telsim, the number two mobile operator in Turkey, from the Turkish Savings Deposit and Investment Fund (“SDIF”) for a consideration of US$4.55 billion.

Commenting on the transaction, Arun Sarin, Chief Executive of Vodafone, said:

“We are delighted to have won the tender for Telsim. With a larger population than every European country except Germany, and a penetration level of approximately 53%, the Turkish market represents a major growth opportunity. Our extensive operating experience and unique set of products and services positions us to compete effectively in such a youthful market and deliver a superior mobile experience to Turkish customers.”

Principal benefits

The acquisition of Telsim represents a unique opportunity to gain control of a mobile business in one of the European region’s biggest markets and is consistent with Vodafone’s strategy of increasing its exposure to growth markets.

The principal benefits to Vodafone are:

•                 Exposure to the attractive and growing Turkish market

–            Population of 72 million people – the fourth largest market in which Vodafone controls an operator

–            Market penetration of approximately 53% with significant further growth potential

–            Fast growing and young population, forecast to grow at 1.4% CAGR until 2010 and with approximately 47% under the age of 25

–            Population expected to be greater than Germany’s by 2017

•                 Full control of a fast growing number two mobile operator

–            43% revenue growth in the first 7 months of 2005 compared to the same period in 2004

–            Customer growth of 53% and 2.8 million net additional customers in the 12 months to 30 June 2005

–            Approximately 9 million customers

•                 Uniquely positioned to capture the benefits of a turnaround of Telsim

–            The business has historically been under-managed and suffered from under-investment in its network and customer propositions

–            Vodafone to leverage its position in GSM networks, branding and successful customer propositions to turnaround the business

–            Turkey’s proximity to other Vodafone operations enables meaningful One Vodafone programme benefits including roaming opportunities from Turkish communities present in other Vodafone markets in Europe

–            Attractive corporate market opportunity

Transaction overview

Vodafone has agreed to acquire substantially all of the assets and business of Telsim from the SDIF.  Vodafone is not acquiring Telsim’s liabilities, including those related to Motorola and Nokia, other than certain minor employee-related liabilities.

In addition to the consideration price, Vodafone will be required to pay $0.4 billion of VAT which will be recoverable against Telsim’s future VAT liabilities. Vodafone expects to recover this payment over the short to medium term and this has been included in Vodafone’s valuation of Telsim.

The transaction is subject to approval from the SDIF Board and Turkish regulatory, legal and competition authorities. Vodafone expects the transaction to close in the first quarter of calendar year 2006.

Investing to capture future growth

Vodafone intends to make a significant investment in the operations and network of Telsim to deliver a superior product and service offering to the Turkish market.  Vodafone expects that over the short term Telsim will require approximately US$1 billion of additional funding.

The acquisition is expected to enhance Vodafone’s revenue and EBITDA growth profile, however Vodafone expects Telsim to make net losses in the short to medium term as it invests in the network, building scale and a stronger customer and brand proposition.  Consequently Vodafone expects the transaction to be dilutive to adjusted earnings per share in the short to medium term.

The transaction is not expected to impact Vodafone’s share purchase programme and is not expected to impact Vodafone’s credit ratings.

- ends -

For further information:

Vodafone Group

Investor Relations

Media Relations

Telephone: +44 (0) 1635 664447	Telephone: +44 (0) 1635 664444

Notes to Editors

About Vodafone

Vodafone is the world’s leading mobile telecommunications group with operations in 27 countries across 5 continents with 171 million proportionate customers worldwide as at 30 September 2005 as well as 27 partner networks. For further information, please visit www.vodafone.com.

About Telsim

All references to Telsim in the above release relate to substantially all of the assets and business of Telsim Mobil Telekomunikasyon Hizmetleri. Telsim is the number 2 GSM operator in Turkey.  At 31 August 2005 it had 8.7 million customers. Telsim’s market share was approximately 21.4% as of June 2005. In 2004 Telsim generated revenue and EBITDA of US$712m and US$87m respectively. All historical information regarding Telsim has been extracted from Telsim’s unaudited management accounts. For further information please visit www.telsim.com.

Important information

Adjusted earnings per share represent earnings per share under IFRS before the results of discontinued operations, non-operating income and expenditure, and items not reflecting underlying business performance.

Cautionary statement regarding forward looking – statements

This press release contains certain “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act of 1995 with respect to Vodafone’s expectations and plans, strategy, management’s objectives, future performance, costs, revenues, earnings and other trend information, including statements relating to expected benefits associated with the transaction, plans with respect to the transaction, and expectations with respect to long-term shareholder value growth and the actions of credit rating agencies. Forward-looking statements are sometimes, but not always, identified by their use of a date in the future or such words as “anticipates”, “aims”, “due”, “could”, “may”, “should”, “will”, “expects”, “believes”, “intends”, “plans”, “targets”, “goal” or “estimates”. By their nature, forward-looking statements are inherently predictive, speculative and involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future.

There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements.  These factors include, but are not limited to: regulatory and merger control approvals that may require acceptance of conditions with potential adverse impacts; risk involving our ability to realise expected synergies and benefits associated with the transaction, including benefits associated with 3G, GPRS and Vodafone live!™ and other services; the impact of legal or other proceedings; the risk that average revenues per users (ARPUs) may decline or may decline more dramatically than expected; the risk that credit rating agencies downgrade or give other negative guidance with respect to our debt securities which may increase our financing costs; and the risk that, upon completion of the transaction, we discover additional information relating to Telsim’s business leading to unanticpated costs, charges or write-offs or with other negative implications.

In addition to the factors noted above, please refer to Vodafone’s annual reports for additional factors, risks and uncertainties that could cause actual results and developments to differ materially from the expectations disclosed or implied within the forward-looking statements made herein.  No assurances can be given that they forward-looking statements in this release will be realised.  All written or oral forward-looking statements attributable to Vodafone Group Plc, any members of

Vodafone Group or persons acting on our behalf are expressly qualified in their entirety by the factors referred to above. Vodafone Group Plc does not undertake, and specifically disclaims, any obligation to update or revise these forward-looking statements, whether as a result of new information, future developments or otherwise.

Market data

Economic and market data noted in the release has been obtained from publicly available sources which Vodafone believes to be reliable; however Vodafone Group Plc has not independently verified such information and makes no representation about the accuracy of the information and, accordingly, undue reliance should not be placed on the economic and market data in this release.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated: December 14, 2005	By: /s/ S R SCOTT
	Name:	Stephen R. Scott
	Title:	Company Secretary